Filed by Citrix Systems, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Expertcity.com, Inc.
Commission File No. 0-27084

     This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 18, 2003 (the “Merger Agreement”), by and among Citrix Systems, Inc. (“Citrix”), EAC Acquisition Corporation, a wholly-owned subsidiary of Citrix, Expertcity.com, Inc. (“Expertcity”), Edward G. Sim as stockholder representative and Andreas von Blottnitz as the initial contingent consideration representative.

     The Merger Agreement was filed by Citrix under cover of Form 8-K today and is incorporated by reference into this filing.

Additional Information About the Proposed Acquisition and Where to Find It

     Investors are urged to read the proxy statement — prospectus relating to the proposed acquisition that Citrix may file with the Securities and Exchange Commission because, if filed, it will contain important information. The proxy statement — prospectus and other documents that may be filed with the Securities and Exchange Commission by Citrix may be obtained, when and if they become available, for free at the Securities and Exchange Commission’s web site, www.sec.gov. The proxy statement — prospectus and these other documents may also be obtained, when and if they become available, for free from Citrix or Expertcity. Requests to Citrix may be directed to Citrix Systems, Inc., 851 West Cypress Creek Road, Fort Lauderdale, FL 33309, Attention: Investor Relations. Requests to Expertcity may be directed to: Expertcity.com, Inc., 5385 Hollister Avenue, Santa Barbara, CA 93111, Attention: Laura McCormick.